UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of June, 2020.

Commission File Number: 001-39071

ADC Therapeutics SA
(Exact name of registrant as specified in its charter)

Biopole
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
?

Form 40-F


Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ?

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ?





SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ADC Therapeutics SA
Date: June 5, 2020




By:
/s/ Dominique Graz

Name:
Dominique Graz

Title:
General Counsel


EXHIBIT INDEX

Exhibit No.
Description
, 2020,
99.1
Press release dated June 5, 2020



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